EXHIBIT 99.1

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
BALANCE SHEET

	May 31,	August 31,
	2004	2003
(In thousands)	(Unaudited)
Assets:
Current assets
Cash and cash equivalents	$211,690	$144,017
Marketable securities	99,770	107,683
Receivables, net	58,412	46,986
Other current assets	7,218	5,128

Total current assets	377,090	303,814
Property and equipment, net	56,157	22,220
Marketable securities	142,053	84,971
Revolving credit advance to Apollo Education Group	18,450	5,445
Other assets	260	207

Total assets	$594,010	$416,657

Liabilities and Divisional Net Worth:
Current liabilities
Current portion of long-term liabilities	$115	$89
Accounts payable	1,433	1,130
Accrued liabilities	20,382	11,678
Student deposits and deferred revenue	150,334	118,130

Total current liabilities	172,264	131,027
Long-term liabilities	2,670	2,926

Total liabilities	174,934	133,953

Commitments and contingencies
Divisional net worth
Funds allocated to/from Apollo Education Group	46,474	46,474
Accumulated earnings	372,602	236,230

Total divisional net worth	419,076	282,704

Total liabilities and divisional net worth	$594,010	$416,657

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
STATEMENT OF OPERATIONS

	For the Three Months Ended		For the Nine Months Ended
	May 31,		May 31,
	2004	2003	2004	2003
(In thousands)		(Unaudited)
Revenues:
Tuition and other, net	$233,280	$145,819	$595,100	$372,986

Costs and expenses:
Instructional costs and services	79,654	55,558	216,050	146,117
Selling and promotional	50,358	32,572	129,929	85,852
General and administrative	10,046	6,312	27,230	17,990

	140,058	94,442	373,209	249,959

Income from operations	93,222	51,377	221,891	123,027
Interest income, net	1,673	1,242	4,640	3,262

Income before income taxes	94,895	52,619	226,531	126,289
Provision for income taxes	37,768	20,942	90,159	50,263

Net income	$57,127	$31,677	$136,372	$76,026

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
STATEMENT OF CASH FLOWS

	For the Nine Months Ended
	May 31,
	2004	2003
(In thousands)	(Unaudited)
Cash flows provided by (used for) operating activities:
Net income	$136,372	$76,026
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,748	3,922
Amortization of investment premiums	916	998
Provision for uncollectible accounts	9,457	6,316
Increase in assets:
Receivables	(20,883)	(21,353)
Other current assets	(2,156)	(805)
Increase (decrease) in liabilities:
Accounts payable and accrued liabilities	9,007	1,853
Student deposits and deferred revenue	32,204	32,982
Other liabilities	(6)	546

Net cash provided by operating activities	170,659	100,485

Cash flows provided by (used for) investing activities:
Net additions to property and equipment	(9,554)	(6,211)
Purchase of land and buildings related to future Online expansion	(32,080)
Purchase of marketable securities	(180,552)	(167,982)
Maturities of marketable securities	130,467	90,123

Net cash used for investing activities	(91,719)	(84,070)

Cash flows provided by financing activities:
Revolving credit advance to (from) Apollo Education Group	(11,267)	270

Net cash provided by (used for) financing activities	(11,267)	270

Net increase in cash and cash equivalents	67,673	16,685
Cash and cash equivalents at beginning of period	144,017	108,296

Cash and cash equivalents at end of period	$211,690	$124,981

The accompanying notes are an integral part of these financial statements.

UNIVERSITY OF PHOENIX ONLINE
(a division of The University of Phoenix, Inc.,
a wholly-owned subsidiary of Apollo Group, Inc.)
Notes to Financial Statements
(Unaudited)

Note 1. Nature of Operations and Basis of Presentation

On March 24, 2000, the Board of Directors of Apollo Group, Inc. (“Apollo”) authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of The University of Phoenix, Inc. (“University of Phoenix”), a wholly-owned subsidiary of Apollo. Apollo’s other businesses and its retained interest in University of Phoenix Online are referred to as “Apollo Education Group.” On October 3, 2000, an offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. At the time of the offering this stock represented a 10.8% interest in University of Phoenix Online with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online. This percentage has decreased to 85.7% at May 31, 2004, due to the issuance of shares related to the exercise of University of Phoenix Online stock options and the issuance of shares of University of Phoenix Online common stock as part of the Apollo Group, Inc. Employee Stock Purchase Plan, partially offset by the repurchase of shares of University of Phoenix Online common stock.

University of Phoenix Online is the online division of University of Phoenix which is a regionally accredited, private institution of higher education offering associates, bachelors, masters, and doctoral degree programs in business, criminal justice, education, health care, human services, information technology, management, and nursing. University of Phoenix Online offers its educational programs worldwide through its computerized educational delivery system. University of Phoenix is accredited by The Higher Learning Commission and is a member of the North Central Association of Colleges and Schools.

The accompanying financial statements provide financial information regarding the underlying business of University of Phoenix Online. Even though Apollo has separated its assets, liabilities, revenues, and expenses between Apollo Education Group and University of Phoenix Online for purposes of tracking the economic performance of each of University of Phoenix Online and Apollo Education Group, that separation will not change the legal title to any assets or the responsibility for any liabilities and will not affect the rights of creditors. Holders of University of Phoenix Online common stock are common stockholders of Apollo and will be subject to all the risks associated with an investment in Apollo’s assets and liabilities. Material financial events which may occur at Apollo Education Group may affect University of Phoenix Online’s results of operations or financial position. Accordingly, University of Phoenix Online’s financial statements should be read in conjunction with Apollo’s consolidated financial statements.

The provision of services and other matters between University of Phoenix Online and Apollo Education Group, including the right to use the curriculum, trademarks, and copyrights of Apollo and its subsidiaries, are governed by corporate expense, income tax, and license allocation policies, which are described in Note 3. Related Party Transactions.

This financial information reflects all adjustments, consisting only of normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Unless otherwise noted, references to 2004 and 2003 refer to the periods ended May 31, 2004 and 2003, respectively.

Note 2. Significant Accounting Policies

Basis of presentation

The interim financial statements should be read in conjunction with the financial statements and related notes for the fiscal year ended August 31, 2003, included in Apollo’s Form 10-K as filed with the Securities and Exchange Commission. The results of operations for the three-month and nine-month periods ended May 31, 2004, are not necessarily indicative of the results to be expected for the entire fiscal year or any future period.

Cash and cash equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Investments

Investments in marketable securities such as municipal bonds and U.S. government sponsored enterprises are stated at amortized cost, which approximates fair value. It is the Company’s intention to hold its marketable securities until maturity.

Property and equipment

Property and equipment is recorded at cost less accumulated depreciation. University of Phoenix Online capitalizes the cost of software used for internal operations once technological feasibility of the software has been demonstrated. Such costs consist primarily of custom-developed and packaged software and the direct labor costs of internally-developed software. Depreciation is provided on all furniture, equipment, and software using the straight-line method over the estimated useful lives of the related assets which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets. Maintenance and repairs are expensed as incurred.

Revenues, receivables, and related liabilities

Tuition and other revenues are shown net of discounts related to a variety of promotional programs. Approximately 96.2% of University of Phoenix Online’s tuition and other net revenues during the nine months ended May 31, 2004, consist of tuition revenues. Tuition revenue is recognized on a weekly basis, pro rata over the period of instruction. University of Phoenix Online’s tuition and other net revenues also include rEsource fees, application fees, commissions from the sale of education-related products, other student fees, and other income.

University of Phoenix Online’s educational programs are primarily degree programs lasting up to four years. Students in University of Phoenix Online’s degree programs generally enroll in a program of study that encompasses a series of five to six week courses that are taken consecutively over the length of the program. Students are billed on a course-by-course basis when the student first attends a session, resulting in the recording of a receivable from the student and deferred tuition revenue in the amount of the billing. The related revenue for each course is recognized on a pro rata basis over the period of instruction for each course. Fees for rEsource, the Company’s online delivery method for course materials, are also recognized on a pro rata basis over the period of instruction. Application fee revenue and related costs are deferred and recognized on a pro rata basis over the period of the program.

Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Estimates are used in determining University of Phoenix Online’s allowance for doubtful accounts and are based on our historical collection experience, current trends, and a percentage of University of Phoenix Online’s accounts receivable by aging category. In determining these percentages, the Company looks at historical write-offs of University of Phoenix Online’s receivables. A significant change in the aging of University of Phoenix Online’s accounts receivable balances would have an effect on the allowance for doubtful accounts balance. University of Phoenix Online’s accounts receivable are written-off once the account is deemed to be uncollectible. This typically occurs once University of Phoenix Online has exhausted all efforts to collect the account which includes collection attempts by company employees and outside collection agencies.

Many of University of Phoenix Online’s students participate in government sponsored financial aid programs under Title IV of the Higher Education Act of 1965, as amended. These financial aid programs generally consist of guaranteed student loans and direct grants to students. Guaranteed student loans are issued directly to the student by external financial institutions, to whom the student is obligated, and are non-recourse to University of Phoenix.

Student deposits consist of payments made in advance of billings. As the student is billed, the student deposit is applied against the resulting student receivable.

Earnings per share

Earnings per share for University of Phoenix Online has been omitted from the accompanying Statement of Operations since University of Phoenix Online common stock is a class of stock of Apollo and is not part of the capital structure of University of Phoenix Online.

Apollo’s consolidated financial statements present basic and diluted earnings per share for Apollo Education Group common stock and University of Phoenix Online common stock using the two-class method. The two-class method is an earnings allocation formula that determines the earnings per share for Apollo Education Group common stock and University of Phoenix Online common stock according to participation rights in undistributed earnings.

Fair value of financial instruments

The carrying amount reported in the Balance Sheet for cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities, and student deposits and deferred revenue approximates fair value because of the short-term nature of these financial instruments.

Selling and promotional costs

Selling and promotional costs consist primarily of compensation for enrollment advisors, advertising costs, production of marketing materials, other costs related to selling and promotional functions, and an allocation of expenses relating to our centralized marketing functions. University of Phoenix Online expenses selling and promotional costs as incurred.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive income

Comprehensive income includes all changes in divisional net worth during a period from non-owner sources. University of Phoenix Online has not had any transactions, other than net income, that are required to be reported in comprehensive income.

Note 3. Related Party Transactions

University of Phoenix Online’s financial statements reflect the application of certain expense allocation and treasury activity policies summarized below. Although it has no present intention to do so, Apollo’s Board of Directors may rescind, modify, or add to any of these policies. While management believes that these allocation methods are reasonable, the allocated expenses are not necessarily indicative of, and it is not practicable for us to estimate, the levels of expenses that would have been incurred if University of Phoenix Online had been operating as an independent company.

Corporate expenses

In order to prepare the accompanying financial statements, certain costs incurred by Apollo and University of Phoenix were allocated to University of Phoenix Online on the basis of its revenues in relation to those of Apollo and University of Phoenix. The allocation of such expenses to University of Phoenix Online was as follows, in thousands:

	For the Three Months Ended		For the Nine Months Ended
	May 31,		May 31,
	2004	2003	2004	2003
		(Unaudited)
Instructional costs and services	$11,911	$7,445	$30,311	$19,544
Selling and promotional	446	339	1,161	815
General and administrative	10,046	6,312	27,230	17,990

	$22,403	$14,096	$58,702	$38,349

License fee

Apollo charges University of Phoenix Online a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of curriculum, trademarks, and copyrights owned by Apollo and its subsidiaries. The license fee, which is included in instructional costs and services in the accompanying Statement of Operations, was $9.3 million and $5.8 million for the three months ended May 31, 2004 and 2003, respectively, and was $23.8 million and $14.9 million for the nine months ended May 31, 2004 and 2003, respectively.

Income taxes

University of Phoenix Online’s results, along with those of University of Phoenix’s other divisions, are included in Apollo’s consolidated federal income tax return. State taxes are paid based upon apportioned taxable income or loss of Apollo, with the exception of certain state taxes that are based upon an apportionment of University of Phoenix taxable income or loss.

The provision for income taxes included in the accompanying statement of operations has been calculated on a separate company basis. The related current and deferred tax assets and liabilities are settled with University of Phoenix Online at the end of each period through the revolving credit advance to Apollo Education Group account.

University of Phoenix Online’s effective income tax rate differs from the federal statutory tax rate primarily as a result of state income taxes.

Treasury activities

Since its inception, Apollo has financed University of Phoenix Online’s operations internally and has not incurred any related third-party debt. All of its cash receipts and disbursements were processed by Apollo on University of Phoenix Online’s behalf. All amounts were settled through the funds allocated to/from Apollo Education Group component of University of Phoenix Online’s divisional net worth. Whenever University of Phoenix Online generated cash from operations, that cash was deemed to be transferred to Apollo Education Group and was accounted for as a return of capital. Whenever University of Phoenix Online had a cash need, that cash was deemed to be transferred from Apollo Education Group and was accounted for as a capital contribution. As a result of this policy, no inter-group interest income or expense was reflected in the consolidating statement of operations for the periods prior to the offering of University of Phoenix Online common stock in October 2000.

Upon the completion of the offering, the net proceeds of the offering of $72.8 million were transferred to University of Phoenix Online and accounted for as a capital contribution. Subsequently, the difference between cash receipts and cash outlays attributable to University of Phoenix Online have been accounted for as a revolving credit advance from University of Phoenix Online to Apollo Education Group requiring the reflection of interest expense by Apollo Education Group and interest income by University of Phoenix Online at the rate of interest determined by the Board of Directors to the extent this difference was not transferred to University of Phoenix Online. To date, this difference has been transferred to University of Phoenix Online on a monthly basis, therefore, no intercompany interest has been recorded.

Note 4. Balance Sheet Components

Marketable securities consist of the following, in thousands:

	May 31,		August 31,
	2004		2003

		(Unaudited)
	Estimated	Amortized	Estimated	Amortized
Type	Market Value	Cost	Market Value	Cost
Classified as current:
Municipal bonds	$78,778	$78,770	$53,384	$53,344
U.S. government sponsored enterprises			300	300
Auction rate preferred stock	16,000	16,000	6,050	6,050
Corporate obligations	5,000	5,000	48,004	47,989

Total current marketable securities	99,778	99,770	107,738	107,683

Classified as noncurrent:
Municipal bonds due in 1-5 years	64,238	64,546	33,511	33,591
U.S. government sponsored enterprises	39,700	41,510	24,415	25,250
Auction rate preferred stock	34,950	34,950	18,050	18,050
Corporate obligations	1,059	1,047	7,932	8,080

Total noncurrent marketable securities	139,947	142,053	83,908	84,971

Total marketable securities	$239,725	$241,823	$191,646	$192,654

Receivables consist of the following, in thousands:

	May 31,	August 31,
	2004	2003
	(Unaudited)
Trade receivables	$60,920	$49,485
Interest receivable	1,548	1,119

	62,468	50,604
Less allowance for doubtful accounts	(4,056)	(3,618)

Total receivables, net	$58,412	$46,986

Bad debt expense was $2.7 million and $1.9 million for the three months ended May 31, 2004 and 2003, respectively, and $9.5 million and $6.3 million for the nine months ended May 31, 2004 and 2003, respectively. Write-offs, net of recoveries, were $2.9 million and $2.2 million for the three months ended May 31, 2004 and 2003, respectively, and $9.0 million and $5.3 million for the nine months ended May 31, 2004 and 2003, respectively.

Property and equipment consist of the following, in thousands:

	May 31,	August 31,
	2004	2003
	(Unaudited)
Furniture and equipment	$34,542	$27,449
Software	5,068	5,163
Leasehold improvements	4,403	3,716
Land and buildings	32,099

	76,112	36,328
Less accumulated depreciation and amortization	(19,955)	(14,108)

Property and equipment, net	$56,157	$22,220

Depreciation and amortization expense was $2.1 million and $1.5 million for the three months ended May 31, 2004 and 2003, respectively, and $6.0 million and $4.1 million for the nine months ended May 31, 2004 and 2003, respectively.

Accrued liabilities consist of the following, in thousands:

	May 31,	August 31,
	2004	2003
	(Unaudited)
Salaries, wages, and benefits	$5,661	$4,270
Accrued advertising	9,150	4,097
Other accrued liabilities	5,571	3,311

Total accrued liabilities	$20,382	$11,678

Student deposits and deferred revenue consist of the following, in thousands:

	May 31,	August 31,
	2004	2003
	(Unaudited)
Student deposits	$102,929	$81,954
Deferred tuition revenue	41,375	32,214
Deferred application fee revenue	6,030	3,962

Total student deposits and deferred revenue	$150,334	$118,130

Note 5. Long-Term Liabilities

Long-term liabilities consist of the following, in thousands:

	May 31,	August 31,
	2004	2003
	(Unaudited)
Deferred rent	$647	$653
Deferred gain on sale-leasebacks and other contracts	2,138	2,362

Total long-term liabilities	2,785	3,015
Less current portion	(115)	(89)

Total long-term liabilities, net	$2,670	$2,926

Note 6. Commitments and Contingencies

In November 2002, two former enrollment advisors at University of Phoenix Online filed an administrative claim with the Wage & Hour Division of the Department of Labor that they were incorrectly classified as exempt employees and therefore owed unpaid overtime. The Wage & Hour Division conducted an investigation, but issued no determination. The matter was then transferred to the Department of Labor, Office of the Solicitor, which asserted that unpaid overtime was due to all enrollment advisors employed at University of Phoenix Online after November 2001. On June 16, 2004, the parties reached a negotiated resolution of these claims, which includes a payment of between $2 million and $3 million by the Company.

University of Phoenix Online is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is uncertain, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the financial position, results of operations, or cash flows of Apollo Education Group or University of Phoenix Online.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Apollo Group, Inc.:

We have reviewed the accompanying condensed balance sheet of University of Phoenix Online as of May 31, 2004, and the related condensed statements of operations for the three-month and nine-month periods then ended and of cash flows for the nine-month period then ended. These interim financial statements are the responsibility of University of Phoenix Online’s management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements as of May 31, 2004, and for the three-month and nine-month periods then ended for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying condensed financial information as of August 31, 2003, and for the three-month and nine-month periods ended May 31, 2003, were not audited or reviewed by us and, accordingly, we do not express an opinion or any other form of assurance on them.

Deloitte & Touche LLP
Phoenix, Arizona
July 12, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online

     The following information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” and the financial statements and related notes of University of Phoenix Online for the fiscal year ended August 31, 2003, included in our Form 10-K as filed with the Securities and Exchange Commission, as well as in conjunction with the financial statements and related notes of University of Phoenix Online for the three-month and nine-month periods ended May 31, 2004, included above.

     This Form 10-Q, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online” contains forward-looking statements. The words “believes,” “expects,” “anticipates,” “estimates,” “plans,” and other similar statements of expectations identify forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Forward-looking statements in this Form 10-Q, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” include, but are not limited to, statements such as: 1) total purchases of property and equipment for University of Phoenix Online for the year ended August 31, 2004, excluding the land and buildings for University of Phoenix Online, are expected to range from $15.0 to $20.0 million; and 2) management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the financial position, results of operations, or cash flows of Apollo Education Group or University of Phoenix Online. These forward-looking statements are based on estimates, projections, beliefs, and assumptions of us and our management and speak only as of the date made and are not guarantees of future performance.

     Future events and actual results could differ materially from those set forth in the forward-looking statements as a result of many factors. Statements in this Form 10-Q, including “Notes to Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” describe factors, among others, that could contribute to or cause such differences. Additional factors that could cause actual results to differ materially from those expressed in such forward-looking statements include, without limitation: 1) new or revised interpretations of regulatory requirements that are or may become applicable to us; 2) changes in or new interpretations of applicable laws, rules, and regulations; 3) University of Phoenix Online depends on University of Phoenix’s accreditation and the failure to maintain that accreditation would significantly reduce demand for University of Phoenix Online’s programs; 4) University of Phoenix Online depends on University of Phoenix’s state authorization to operate and the failure to maintain that authorization could prevent University of Phoenix Online from operating its business; 5) our ability to continue to attract and retain students; 6) our ability to successfully defend litigation claims; 7) our ability to protect University of Phoenix Online’s intellectual property and proprietary rights; 8) our ability to recruit and retain key personnel; 9) our ability to successfully manage economic conditions, including stock market volatility; and 10) other factors set forth in this Form 10-Q. We undertake no obligation to publicly update or revise any forward-looking statements, or any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. You are advised, however, to consult any further disclosures we make in our reports filed with the Securities and Exchange Commission.

OVERVIEW

     University of Phoenix Online is a provider of accessible, accredited educational programs for working adults. It began operations in 1989 by modifying courses developed by University of Phoenix’s physical campuses for delivery via modem to students worldwide. Today, students can log on to their online classes via the Internet 24 hours a day, 7 days a week wherever there is Internet accessibility using basic technology such as a Pentium-class personal computer, a 56.6K modem, and an Internet service provider, thereby enhancing the accessibility of and the potential market for its programs. University of Phoenix Online currently offers 18 accredited degree programs in business, criminal justice, education, health care, human services, information technology, management, and nursing. As of May 31, 2004, University of Phoenix Online had approximately 109,800 degree-seeking students.

     The University of Phoenix Online plans to continue expanding its distance education programs and services. It will also continue to respond to the changing educational needs of working adults and their employers by introducing new undergraduate and graduate degree programs as well as training programs.

     We believe that the international market for our services is a major growth opportunity. The United States is the most common destination for international students studying abroad. We believe that more working adult students would opt for a U.S. education that does not involve living in the U.S. because they could do so without leaving their employment and incurring the high travel and living costs and stringent visa requirements associated with studying abroad. Our belief is supported by the fact that University of Phoenix Online has students located in more than 100 countries. In addition, many U.S. residents live and work in foreign countries and could benefit from the opportunity to continue their education while abroad. The University of Phoenix Online will continue to conduct market and operations research in various foreign countries where we believe there might be a demand for our programs.

     In order to track the economic performance of University of Phoenix Online, we have separated University of Phoenix Online, our online division, from Apollo Education Group, which includes the rest of our businesses. University of Phoenix Online common stock is intended to track the economic performance of University of Phoenix Online.

     University of Phoenix Online has relied upon us to finance its operations since inception. Therefore, University of Phoenix Online’s financial position, results of operations, and cash flows to date are not necessarily indicative of the financial position, results of operations, and cash flows that would have resulted had University of Phoenix Online been operating as an independent company.

     We intend, for so long as University of Phoenix Online common stock remains outstanding, to include in our filings under the Securities Exchange Act of 1934, financial statements of University of Phoenix Online, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of University of Phoenix Online,” as of the same dates and for the same periods as our consolidated financial statements. These financial statements will be prepared in accordance with accounting principles generally accepted in the United States of America, and in the case of annual financial statements, will be audited. These financial statements are not legally required under current law or Securities and Exchange Commission regulations.

CRITICAL ACCOUNTING POLICIES

     Securities and Exchange Commission Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Notes 2 and 3 of the “Notes to Financial Statements” of University of Phoenix Online included in this Form 10-Q includes a summary of the significant accounting policies and methods used in the preparation of University of Phoenix Online’s financial statements. The following is a brief discussion of the critical accounting policies and methods used by University of Phoenix Online.

Related party transactions

     The provision of services and other matters between University of Phoenix Online and Apollo Education Group, including the right to use our curriculum, trademarks, and copyrights, are governed by corporate expense, license, and income tax allocation policies, which are described below.

     Although we have no present intention to do so, our Board of Directors may at any time in its sole discretion modify, rescind, or supplement these policies. While management believes that these allocation methods are reasonable, the allocated expenses are not necessarily indicative of, and it is not practicable for us to estimate, the levels of expenses that would have been incurred if University of Phoenix Online had been operating as an independent company.

     Corporate expenses

     In order to prepare the financial statements for University of Phoenix Online, certain costs incurred by us and University of Phoenix, including legal, accounting, corporate office, and centralized student services costs, were allocated to University of Phoenix Online on the basis of its revenues in relation to those of us and University of Phoenix. Management believes the allocation methodology is fair to each group because allocations based on revenue will not inflate or dilute the operating margin of one group in favor of the other. The allocation of such expenses to University of Phoenix Online was as follows, in thousands:

	For the Three Months Ended		For the Nine Months Ended
	May 31,		May 31,
	2004	2003	2004	2003
		(Unaudited)
Instructional costs and services	$11,911	$7,445	$30,311	$19,544
Selling and promotional	446	339	1,161	815
General and administrative	10,046	6,312	27,230	17,990

	$22,403	$14,096	$58,702	$38,349

     License fee

     We charge University of Phoenix Online a license fee equal to 4% of its net revenues for the use of our curriculum, trademarks, and copyrights. The license fee, which is included in instructional costs and services in University of Phoenix Online’s statement of operations, was $9.3 million and $5.8 million for the three months ended May 31, 2004 and 2003, respectively, and was $23.8 million and $14.9 million for the nine months ended May 31, 2004 and 2003, respectively.

     Income taxes

     University of Phoenix Online’s results, along with those of University of Phoenix’s other divisions, are included in our consolidated federal income tax return. State taxes are paid based upon our apportioned taxable income or loss, with the exception of certain state taxes that are based upon an apportionment of University of Phoenix taxable income or loss.

     The provision for income taxes included in University of Phoenix Online’s Statement of Operations has been calculated on a separate company basis. The related current and deferred tax assets and liabilities are settled with University of Phoenix Online at the end of each period through the revolving credit advance account.

     University of Phoenix Online’s effective income tax rate differs from the federal statutory tax rate primarily as a result of state income taxes.

Revenue recognition

     Tuition and other revenues are shown net of discounts related to a variety of promotional programs. Approximately 96.2% of University of Phoenix Online’s tuition and other net revenues during the nine months ended May 31, 2004, consist of tuition revenues. Tuition revenue is recognized on a weekly basis, pro rata over the period of instruction. Our tuition and other net revenues also include rEsource fees, application fees, commissions from the sale of education-related products, other student fees, and other income.

     University of Phoenix Online’s educational programs are primarily degree programs lasting up to four years. Students in University of Phoenix Online’s degree programs generally enroll in a program of study that encompasses a series of five to six week courses that are taken consecutively over the length of the program. Students are billed on a course-by-course basis when the student first attends a session, resulting in the recording of a receivable from the student and deferred tuition revenue in the amount of the billing. The revenue for each course is recognized on a pro rata basis over the period of instruction for each course. Fees for rEsource, our online delivery method for course materials, are also recognized on a pro rata basis over the period of instruction. Application fee revenue and related costs are deferred and recognized on a pro rata basis over the period of the program.

Allowance for doubtful accounts

     Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Estimates are used in determining University of Phoenix Online’s allowance for doubtful accounts and are based on our historical collection experience, current trends, and a percentage of University of Phoenix Online’s accounts receivable by aging category. In determining these percentages, we look at historical write-offs of University of Phoenix Online’s receivables. A significant change in the aging of University of Phoenix Online’s accounts receivable balances would have an effect on the allowance for doubtful accounts balance. University of Phoenix Online’s accounts receivable are written-off once the account is deemed to be uncollectible. This typically occurs once University of Phoenix Online has exhausted all efforts to collect the account which includes collection attempts by company employees and outside collection agencies.

RESULTS OF OPERATIONS

     University of Phoenix Online categorizes its expenses as instructional costs and services, selling and promotional, and general and administrative. Instructional costs and services consist primarily of costs related to the delivery and administration of educational programs and includes a license fee equal to 4% of University of Phoenix Online’s net revenues for the use of our curriculum, trademarks, and copyrights. Instructional costs and services include expenses directly attributable to University of Phoenix Online’s operations, such as faculty compensation, administrative salaries, facility leases and other occupancy costs, bad debt expense, depreciation and amortization of property and equipment, and an allocation of expenses relating to centralized departments that provide services directly to University of Phoenix Online’s students. University of Phoenix Online faculty members are contracted for one course offering at a time.

     Selling and promotional costs consist primarily of compensation for enrollment advisors, advertising costs, production of marketing materials, other costs related to selling and promotional functions, and an allocation of expenses relating to our centralized marketing functions. University of Phoenix Online expenses selling and promotional costs as incurred.

     General and administrative costs consist of the allocation of administrative salaries, occupancy costs, depreciation and amortization, and other related costs for departments such as executive management, information systems, corporate accounting, human resources, and other departments that do not provide direct services to University of Phoenix Online students.

     The following table sets forth University of Phoenix Online’s statement of operations data expressed as a percentage of tuition and other net revenues for the periods indicated:

	For the Three Months Ended		For the Nine Months Ended
	May 31,		May 31,
	2004	2003	2004	2003
		(Unaudited)
Revenues:
Tuition and other, net	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Instructional costs and services	34.1	38.1	36.3	39.2
Selling and promotional	21.6	22.4	21.8	23.0
General and administrative	4.3	4.3	4.6	4.8

	60.0	64.8	62.7	67.0

Income from operations	40.0	35.2	37.3	33.0
Interest income, net	0.7	0.9	0.8	0.9

Income before income taxes	40.7	36.1	38.1	33.9
Provision for income taxes	16.2	14.4	15.2	13.5

Net income	24.5%	21.7%	22.9%	20.4%

THREE MONTHS ENDED MAY 31, 2004, COMPARED WITH THREE MONTHS ENDED MAY 31, 2003

     Tuition and other net revenues increased by 60.0% to $233.3 million in the three months ended May 31, 2004, from $145.8 million in the three months ended May 31, 2003, due primarily to a 52.5% increase in average full-time equivalent degree student enrollments and tuition price increases averaging four to five percent.

     Instructional costs and services increased by 43.4% to $79.7 million in the three months ended May 31, 2004, from $55.6 million in the three months ended May 31, 2003, due primarily to the direct costs necessary to support the increase in degree student enrollments such as employee compensation and related expenses and faculty compensation which increased $8.5 million and $5.1 million, respectively, and increases in the overhead allocation and license fee between periods of $3.5 million and $4.5 million, respectively. The increase in the overhead allocation is due primarily to a higher revenue growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of instructional costs and services expenses to University of Phoenix Online. The increase in the license fee is due to the increase in University of Phoenix Online revenue between periods. Instructional costs and services as a percentage of tuition and other net revenues decreased to 34.1% in the three months ended May 31, 2004, from 38.1% in the three months ended May 31, 2003, due primarily to greater tuition and other net revenues being spread over the fixed costs related to centralized student services. As University of Phoenix Online expands, it may not be able to leverage its existing instructional costs and services to the same extent.

     Selling and promotional expenses increased by 54.6% to $50.4 million in the three months ended May 31, 2004, from $32.6 million in the three months ended May 31, 2003, due primarily to an increase in enrollment advisors’ compensation and related expenses of $9.7 million, additional advertising expenditures of $7.8 million, and small increases in various other costs. Selling and promotional expenses as a percentage of tuition and other net revenues decreased to 21.6% in the three months ended May 31, 2004, from 22.4% in the three months ended May 31, 2003, due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in advertising expenditures and the other selling and promotional expenses partially offset by an increase in the cost of enrollment advisors as a percentage of revenue of 0.7% between periods.

     General and administrative expenses increased by 59.2% to $10.0 million in the three months ended May 31, 2004, from $6.3 million in the three months ended May 31, 2003, due primarily to a higher revenue growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues remained constant at 4.3% in the three months ended May 31, 2004 and 2003.

     Net interest income increased to $1.7 million in the three months ended May 31, 2004, from $1.2 million in the three months ended May 31, 2003. This increase was attributable to the increase in cash equivalents and marketable securities between periods primarily as a result of the investment of cash flows from operations.

     University of Phoenix Online’s effective income tax rate remained constant at 39.8% in the three months ended May 31, 2004 and 2003.

NINE MONTHS ENDED MAY 31, 2004, COMPARED WITH NINE MONTHS ENDED MAY 31, 2003

     Tuition and other net revenues increased by 59.6% to $595.1 million in the nine months ended May 31, 2004, from $373.0 million in the nine months ended May 31, 2003, due primarily to a 54.2% increase in average full-time equivalent degree student enrollments and tuition price increases averaging four to five percent.

     Instructional costs and services increased by 47.9% to $216.1 million in the nine months ended May 31, 2004, from $146.1 million in the nine months ended May 31, 2003, due primarily to the direct costs necessary to support the increase in degree student enrollments such as employee compensation and related expenses and faculty compensation which increased $25.9 million and $13.5 million, respectively, and increases in the overhead allocation and license fee between periods of $8.9 million and $11.1 million, respectively. The increase in the overhead allocation is due primarily to a higher revenue growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of instructional costs and services expenses to University of Phoenix Online. The increase in the license fee is due to the increase in University of Phoenix Online revenue between periods. Instructional costs and services as a percentage of tuition and other net revenues decreased to 36.3% in the nine months ended May 31, 2004, from 39.2% in the nine months ended May 31, 2003, due primarily to greater tuition and other net revenues being spread over the fixed costs related to centralized student services. As University of Phoenix Online expands, it may not be able to leverage its existing instructional costs and services to the same extent.

     Selling and promotional expenses increased by 51.3% to $129.9 million in the nine months ended May 31, 2004, from $85.9 million in the nine months ended May 31, 2003, due primarily to an increase in enrollment advisors’ compensation and related expenses of $25.7 million, additional advertising expenditures of $15.5 million, and small increases in various other costs. Selling and promotional expenses as a percentage of tuition and other net revenues decreased to 21.8% in the nine months ended May 31, 2004, from 23.0% in the nine months ended May 31, 2003, due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in the other selling and promotional expenses partially offset by the increase in the cost of enrollment advisors as a percentage of revenue of 1.0%.

     General and administrative expenses increased by 51.4% to $27.2 million in the nine months ended May 31, 2004, from $18.0 million in the nine months ended May 31, 2003, due primarily to a higher revenue growth rate at University of Phoenix Online in that period compared to Apollo Education Group which resulted in a higher allocation of general and administrative expenses to University of Phoenix Online. General and administrative expenses as a percentage of tuition and other net revenues decreased to 4.6% in the nine months ended May 31, 2004, from 4.8% in the nine months ended May 31, 2003, due primarily to greater tuition and other net revenues being spread over a proportionately lower increase in general and administrative expenses.

     Net interest income increased to $4.6 million in the nine months ended May 31, 2004, from $3.3 million in the nine months ended May 31, 2003. This increase was attributable to the increase in cash equivalents and marketable securities between periods primarily as a result of the investment of cash flows from operations.

     University of Phoenix Online’s effective income tax rate remained constant at 39.8% in the nine months ended May 31, 2004 and 2003.

QUARTERLY FLUCTUATIONS IN RESULTS OF OPERATIONS

     University of Phoenix Online may experience seasonality in its results of operations primarily as a result of changes in the level of student enrollments. While students are enrolled throughout the year, average enrollments and related revenues may be lower in some quarters than others. Most expenses do not vary directly with revenues and are difficult to adjust in the short term. As a result, if revenues for a particular quarter are lower than another, operating expenses may not be able to be proportionately reduced for that quarter.

LIQUIDITY AND CAPITAL RESOURCES

     The following sections discuss the effects of changes in our balance sheets, cash flows, and commitments and contingencies on our liquidity and capital resources.

Balance sheet and cash flows

     Cash and cash equivalents and marketable securities. Cash and cash equivalents and marketable securities were $453.5 million as of May 31, 2004, an increase of $116.8 million or 34.7% from $336.7 million at August 31, 2003. The increase was primarily a result of cash provided by operating activities of $170.7 million partially offset by capital expenditures of $41.6 million and an increase in the Revolving Credit Advance from Apollo Education Group of $11.3 million.

     Capital expenditures. Capital expenditures increased to $41.6 million during the nine months ended May 31, 2004 primarily due to the purchase of land, two buildings, and capital improvements to the buildings totaling $32.1 million for future University of Phoenix Online expansion. In June 2004 the two buildings were sold for $31.3 million and are being leased back under a ten year lease agreement. The gain on the sale of the buildings will be recognized over the term of the lease. Excluding the costs related to the land and buildings for future University of Phoenix Online expansion, capital expenditures increased to $9.6 million for the nine months ended May 31, 2004 from $6.2 million for the nine months ended May 31, 2003 as a result of the purchase of furniture and equipment to support the increase in student and employee levels. Total purchases of property and equipment for the year ended August 31, 2004, excluding the land and buildings for University of Phoenix Online, are expected to range from $15.0 to $20.0 million. These expenditures will primarily be related to increases in normal recurring capital expenditures due to the overall increase in student and employee levels resulting from the growth in the business.

     We expect that cash provided by operating activities may fluctuate in future periods as a result of several factors, including fluctuations in our operating results, accounts receivable collections, and the timing of payments.

     Accounts receivable, net. Accounts receivable, net was $58.4 million and $47.0 million as of May 31, 2004, and August 31, 2003, respectively. Days sales outstanding (“DSO”) in receivables, net as of May 31, 2004, and August 31, 2003, were 28 days and 32 days, respectively. University of Phoenix Online’s accounts receivable and DSO are primarily affected by collections performance. Improved collections performance will result in reduced DSO.

Commitments and contingencies

     Leases. University of Phoenix Online currently leases the majority of its administrative facilities.

     Contingencies. In November 2002, two former enrollment advisors at University of Phoenix Online filed an administrative claim with the Wage & Hour Division of the Department of Labor that they were incorrectly classified as exempt employees and therefore owed unpaid overtime. The Wage & Hour Division conducted an investigation, but issued no determination. The matter was then transferred to the Department of Labor, Office of the Solicitor, which asserted that unpaid overtime was due to all enrollment advisors employed at University of Phoenix Online after November 2001. On June 16, 2004, the parties reached a negotiated resolution of these claims, which includes a payment of between $2 million and $3 million by the Company.

     University of Phoenix Online is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is uncertain, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

Liquidity and capital resource requirements

     University of Phoenix Online currently is able to provide for its own capital expenditures and cash required for operations. All of its cash receipts and cash disbursements are processed by Apollo on behalf of University of Phoenix Online. Cash generated by Apollo Education Group and University of Phoenix Online has been and will continue to be managed centrally by Apollo. University of Phoenix Online’s liquidity could be adversely affected by the investment decisions we make.

     On March 24, 2000, our Board of Directors authorized the issuance of a new class of stock called University of Phoenix Online common stock, that is intended to reflect the separate performance of University of Phoenix Online, a division of University of Phoenix. Our other businesses and our retained interest in University of Phoenix Online are referred to as “Apollo Education Group.” On October 3, 2000, an offering of 5,750,000 shares of University of Phoenix Online common stock was completed at a price of $14.00 per share. At the time of the offering this stock represented a 10.8% interest in that business with Apollo Education Group retaining the remaining 89.2% interest in University of Phoenix Online. This percentage has decreased to 85.7% at May 31, 2004, due to the issuance of shares related to the exercise of University of Phoenix Online stock options and the issuance of shares of University of Phoenix Online common stock as part of the Apollo Group, Inc. Employee Stock Purchase Plan, partially offset by the repurchase of shares of University of Phoenix Online common stock.